Exhibit 99.1

Draganfly Signs Leading Drone Solution Provider for Australian Government and Enterprise Value Added Distributorship

Saskatoon, SK, August 12th, 2024 — Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), a leader in drone technology and unmanned aerial vehicle (UAV) solutions, is excited to announce a strategic partnership with The Institute for Drone Technology, a leading drone solution provider for the Australian government and enterprise sectors. This agreement appoints The Institute for Drone Technology as a value-added distributor of Draganfly’s cutting-edge drone technology in Australia.

The collaboration between Draganfly and The Institute for Drone Technology comes at a time of incredible demand for advanced drone solutions within Australia. The Institute for Drone Technology’s extensive customer base, which spans government, enterprise, and public safety sectors, has shown a keen interest in integrating Draganfly’s state-of-the-art UAV technology into their operations. This partnership is set to meet this growing demand by making Draganfly’s innovative products more accessible for a wide range of applications across the country.

Cameron Chell, President and CEO of Draganfly, expressed his enthusiasm about the partnership, stating, “We are thrilled to partner with The Institute for Drone Technology, a recognized leader in the Australian drone market. This collaboration will enable us to better serve the significant and growing demand for our products within Australia. We look forward to working closely with The Institute for Drone Technology to deliver unparalleled UAV solutions to their diverse customer base.”

The Institute for Drone Technology is equally enthusiastic about the partnership. “Our customers have been eagerly awaiting access to Draganfly’s advanced drone technology,” said a representative from The Institute for Drone Technology. “This distributorship will allow us to offer cutting-edge UAV solutions that enhance operational efficiency, safety, and innovation across various sectors. We are excited to see the positive impact this collaboration will have on our customers and the broader Australian market.”

As part of the partnership, Draganfly is proud to announce its participation in the Land Forces International Land Defence Exposition in September. This premier event serves as the gateway to the land defence markets of Australia and the region, providing a platform for interaction with major prime contractors. Draganfly will showcase its latest innovations and demonstrate the transformative power of their UAV solutions in defense and public safety applications. Attendees will have the chance to engage with Draganfly’s expert team, witness firsthand the capabilities of Draganfly’s UAV technology, and discuss tailored solutions for their specific needs.

About The Institute for Drone Technology

The Institute is a leading provider of drone solutions for the Australian government and enterprise sectors. With a focus on delivering state-of-the-art UAV technology and comprehensive training programs, the Institute is dedicated to advancing the use of drones in public safety, defense, and commercial applications.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations can do business and serve their stakeholders. Recognized as being at the forefront of technology for over 24 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com. For additional investor information, visit:

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●	Frankfurt Listing

Media Contact Email: media@draganfly.com

Company Contact Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as ”may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to advanced UAV technology’s ability to save lives and improve operational efficiency. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.